Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2060

Houston, Texas 77002

May 1, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Midstream Partners LP

Registration Statement on Form S-3

Filed March 25, 2014

File No. 333-194778

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-35377

Crestwood Equity Partners LP

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-34664

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (“CMLP”) and Crestwood Equity Partners LP (“CEQP”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2014, with respect to CMLP’s Registration Statement on Form S-3, File No. 333-194778, filed with the Commission on March 25, 2014 (the “Registration Statement”) and Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-35377, filed with the Commission on February 28, 2014 (the “CMLP Form 10-K”), and CEQP’s Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-34664, filed with the Commission on February 28, 2014 (the “CEQP Form 10-K”). References herein to “we,” “us” “our” or “Crestwood” refer to either CMLP or CEQP or both CMLP and CEQP, as the context requires.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the documents listed above unless otherwise specified.

Securities and Exchange Commission

May 1, 2014

Crestwood Midstream Partners, LP

Registration Statement on Form S-3

General

1.	Please note that we will not consider a request for acceleration of effectiveness of this registration statement until all comments relating to your Form 10-K for the Fiscal Year Ended December 31, 2013 have been cleared.

RESPONSE: We acknowledge that the Staff will not consider a request for acceleration of the effectiveness of the Registration Statement until all comments relating to the CMLP Form 10-K have been cleared.

Prospectus Cover Page

2.	Please revise the cover page to include a recent market price of your securities as of the latest practicable date. Please refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comment and will revise the prospectus cover page to include a recent market price of our securities as of the latest practicable date.

Crestwood Equity Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2013

General

3.	Please note that our review encompassed the Forms 10-K of both Crestwood Equity Partners LP and Crestwood Midstream Partners LP. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant please address the issue separately for each registrant. The page references below relate to the Form 10-K of Crestwood Equity Partners LP.

RESPONSE: We acknowledge the Staff’s comment and to the extent a comment is applicable to both CEQP and CMLP the issue will be addressed separately for each registrant.

Item 6. Selected Financial Data, page 44

4.	We note that “Significant transaction related costs and other items” is the most significant reconciling item between EBITDA and Adjusted EBITDA for fiscal 2013. Please tell us and disclose the components of this item or tell us why such additional disclosure would not be useful to investors.

Securities and Exchange Commission

May 1, 2014

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that we disclose within the section entitled “Other Results” on page 58 of the CEQP Form 10-K (and on page 53 of the CMLP Form 10-K) that “Also contributing to the increase was primarily legal and other consulting expenses we incurred to evaluate certain transaction opportunities, which were approximately $40.6 million …during the year ended December 31, 2013.” Approximately 85% of the legal and other consulting expenses were related to the acquisitions described in detail in Note 4 to the Consolidated Financial Statements included in both the CEQP Form 10-K and the CMLP Form 10-K (the “Consolidated Financial Statements”) and approximately 15% was related to the Anadarko settlement agreement described in Note 12 to the Consolidated Financial Statements. We do not believe that providing further detail of the costs incurred (e.g. a detail of the costs for each individual acquisition or a categorization of the costs between legal, consulting, etc.) would be useful to investors given the extensive disclosure relating to these matters already provided in the Notes to the Consolidated Financial Statements. However, in future filings we will provide additional disclosure regarding reconciling items between EBITDA and Adjusted EBITDA.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Segment Results, page 56

Gathering and Processing, page 56

5.	We have read your disclosure, “Partially offsetting this decrease in EBITDA year-over-year was a $22.3 million increase in the operating margin (defined as operating revenues less costs of product/services sold and operating and administrative expense) due to a 21% increase in gathering volumes and an increase in compression volumes in 2013 compared to 2012.” Explain to us why you do not present a discussion of gross margin or gross margin percentage in addition to operating margin. In this regard, explain to us and disclose why operating margin was disclosed in isolation.

RESPONSE: As we disclose on page 53 of the CEQP Form 10-K and on page 48 of the CMLP Form 10-K, the primary measures that management utilizes to evaluate our operations are EBITDA and Adjusted EBITDA. We acknowledge the Staff’s comment on the disclosure provided related to describing the results of operations of our Gathering and Processing segment, and respectfully note that the purpose of that disclosure was to provide additional information about the change in EBITDA of that segment for the year ended December 31, 2013 as compared to the same period ended December 31, 2012. In particular, we describe on page 56 of the CEQP Form 10-K and on page 51 of the CMLP Form 10-K that the primary driver for the decrease in our EBITDA period over period was a loss on contingent consideration. The use of the term “operating margin” was not meant to provide an additional measure that investors should use to evaluate the performance of our Gathering and Processing segment’s operations. Instead, it was meant to “summarize” the remaining period over period change in EBITDA that we experienced in a manner that we believe was easier for investors to understand. In future filings, we will refrain from utilizing additional measures such as operating margin or gross margin to describe the period over period comparisons of the results of our operations, as these measures are not the primary measures utilized by management in evaluating the performance of our segments.

Securities and Exchange Commission

May 1, 2014

6.	Explain to us why there is no discussion of the increase in revenue or the change in operating margin of your gathering and processing segment for the fiscal year ended December 31, 2012 compared to December 31, 2011. Please ensure your discussion enables investors to see the company through the eyes of management.

RESPONSE: As we disclose on page 57 of the CEQP Form 10-K and on page 52 of CMLP Form 10-K, the EBITDA of our Gathering and Processing segment increased for the year ended December 31, 2012 compared to the year ended December 31, 2011 due to the acquisitions completed during 2012, which are further described in Note 4 to the Consolidated Financial Statements. These acquisitions were the primary driver for the increase in the operating revenues and operating margin of this segment period over period as well.

Liquidity and Sources of Capital, page 59

Operating Activities, page 60

7.	Please provide a comparative discussion of your operating cash flows between all periods presented in the statements of cash flows. For example, there is no discussion of operating cash flows for the fiscal year ended December 31, 2012 compared to December 31, 2011. Please also provide a more informative analysis and discussion of operating cash flows that focuses on how identified factors impacted cash. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please refer to item 1 of Section IV.B of SEC Release No. 33-8350.

RESPONSE: We acknowledge the Staff’s comment and respectfully note that on page 60 of the CEQP Form 10-K and on page 54 of the CMLP Form 10-K, we indicate that one of the primary drivers for the increase in our operating cash flows for the year ended December 31, 2013 compared to the same period in 2012 were the acquisitions that were completed in 2012, which are further described in Note 4 to the Consolidated Financial Statements. These acquisitions impacted each of the key components of our operating cash flows, including cash flows related to our operating revenues, operating expenses, and interest costs. The acquisitions completed in 2012 were also a primary driver for the increase in our operating cash flows for the year ended December 31, 2012 as compared to the same period in 2011. While we believe that our disclosure adequately describes the increase in our operating cash flows for the year ended December 31, 2012 compared to 2011, in future filings we will clarify and/or supplement, as appropriate, our discussion of operating cash flows between all periods presented in the statements of cash flows.

We also noted in our disclosure that the other key driver impacting our operating cash flows for the year ended December 31, 2013 compared to the same period in 2012 was the inclusion of the results of our NGL and Crude Services segment and Storage and Transportation segment from the date of their acquisition (June 19, 2013) through December 31, 2013. These segments impacted each of the key components of our operating cash flows as well, including

Securities and Exchange Commission

May 1, 2014

cash flows related to our operating revenues, operating expenses and interest costs. We believe that our disclosure adequately describes the acquisition of these operations as the primary driver for the increase in our operating cash flows for the year ended December 31, 2013 as compared to the same period in 2012.

Investing Activities, page 60

8.	Please tell us and disclose whether you incurred any growth capital expenditures that had an element of both maintenance capital expenditures and growth expansion capital expenditures, such as expenditures that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to growth expansion capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that as we disclose on page 60 of the CEQP Form 10-K and on page 54 of the CMLP Form 10-K that we characterize growth capital expenditures as expenditures which are made to construct additional assets, expand and upgrade existing systems, or to acquire additional assets, and we characterize maintenance capital expenditures as expenditures which are made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets, extend their useful lives or to comply with regulatory requirements. Based on the above characterizations, we did not incur any growth capital expenditures that had a material element of both maintenance capital expenditures and growth expansion capital expenditures during the years ended December 31, 2013, 2012 or 2011.

Critical Accounting Estimates, page 62

Goodwill Impairment, page 63

9.	We have read your disclosure on page 64 which states, “Based on our goodwill impairment analysis at December 31, 2013, we believe that a 5% decrease in the estimated future cash flows or a 1% increase in the discount rate used to estimate the fair value of our reporting units would not have resulted in a material impairment of our goodwill related to any of our reporting units for which we performed a quantitative goodwill impairment assessment, other than potentially $257.2 million of the goodwill related to our Barnett Shale reporting unit and $14.2 million of goodwill related to our Granite Wash reporting unit.”

Given the cautionary language you disclose and the material amount of goodwill on your consolidated balance sheet, please consider the following guidance when preparing your future filings. Clearly indicate within your Critical Accounting Estimates how you determine your reporting units for purposes of goodwill impairment testing and disclose whether any of your reporting units are at risk of failing step one of the impairment test. Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying

Securities and Exchange Commission

May 1, 2014

value. If you believe no reporting units are at risk or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please ensure you disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

RESPONSE: We acknowledge the Staff’s comment and will consider the above guidance when preparing future filings that include an update to the description of our critical accounting estimates.

Item 9A. Controls and Procedures, page 66

10.	We advise you that your definition of disclosure controls and procedures is incomplete. To the extent you define disclosure controls and procedures in future filings, please revise your disclosure to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit under the Exchange Act is:

•	recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms; and

•	accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Please refer to Exchange Act Rule 13a-15(e) and 15d-15(e).

Securities and Exchange Commission

May 1, 2014

RESPONSE: We acknowledge the Staff’s comment and in the future filings we will replace our current definition for disclosure controls and procedures with the following:

“We maintain controls and procedures designed to provide a reasonable assurance that information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, are recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC, and that information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

Item 11. Executive Compensation, page 73

Long-Term Incentive Plan Awards, page 77

11.	Please provide further disclosure regarding how you determined the bonus amounts and number of restricted units awarded to your named executive officers. With respect to the restricted units, we note your disclosure on page 78 that the awards were based on “such employees extraordinary efforts in fiscal 2012.” Please refer to Item 402(b) of Regulation S-K

RESPONSE: We acknowledge the Staff’s comment and in the future filings we will revise our bonus award and equity grant disclosures to provide additional discussion on the process for determining bonus payments and equity grant amounts. The following is an example of what these additional disclosures would have been in the CEQP Form 10-K:

With respect to our Fiscal 2013 annual bonus amounts, we would revise the disclosure on pages 76 and 77 by replacing the last paragraph of the subsection entitled “Annual Incentive Awards during Fiscal 2013” with the following:

“However, following completion of the Inergy/Crestwood Transaction, our Chief Executive Officer determined that the prior performance goals relating to Adjusted EBITDA were no longer appropriate for Fiscal 2013. Our Chief Executive Officer made this determination in his discretion based upon his knowledge and business experience, taking into account his desire to retain our named executive officers through the significant managerial and operational transitions taking place in connection with Inergy/Crestwood Transaction and to reward our named executive officers for successfully completing the Inergy/Crestwood Transaction. Accordingly, our Chief Executive Officer concluded due to the circumstances of the Inergy/Crestwood Transaction that bonuses for Fiscal 2013 should be paid to our named executive officers in amounts equal to 100% of the target bonus under each of their respective employment agreements in effect at such time. Our Chief Executive Officer based this conclusion upon his subjective determination of the appropriate bonus amounts, rather than the attainment of Adjusted EBITDA. The bonus determinations for Fiscal 2013 differed significantly from our prior and our expected future process for determining payments of annual incentive compensation to our named executive officers due to the extraordinary circumstances of the Inergy/Crestwood Transaction.”

Securities and Exchange Commission

May 1, 2014

With respect to our Fiscal 2014 annual bonus targets, we would revise the disclosure on page 77 by replacing the first paragraph of the subsection entitled “Annual Incentive Awards during Fiscal 2014” with the following:

“For 2014, annual incentive target payouts were established for each of our named executive officers who remained employed by us pursuant to the 2014 Employment Agreements. The annual incentive targets set forth in the 2014 Employment Agreements were determined based upon the peer group analysis and survey data analyzed by PM&P as described above and were targeted at the midpoint between the 50th and 75th percentiles of the market data. For additional information regarding the analysis performed by PM&P during 2014, see “Compensation Discussion & Analysis —Market Analysis.”

With respect to our Fiscal 2013 restricted unit grants, we would revise the disclosure on page 78 by replacing the second paragraph of the subsection entitled “Long-Term Incentive Awards during Fiscal 2013” with the following:

“The awards were scheduled to vest in one-third annual increments beginning on the first anniversary of the grant date and the amounts granted were recommended by our then-Chief Executive Officer based upon his subjective assessment of such employees’ performance in Fiscal 2012 and his knowledge and business experience, taking into account his assessment of each individual’s critical role in successfully completing the sale of our retail propane business to Suburban Propane Partners. Additionally, in connection with his appointment as Senior Vice President and Chief Financial Officer, Michael J. Campbell was awarded 30,000 restricted units under the Crestwood Equity Partners LP Long Term Incentive Plan (formerly the Inergy Long Term Incentive Plan), which were scheduled to vest 25%, 25%, and 50% on the third, fourth and fifth anniversaries of the grant date.”

With respect to our Fiscal 2014 equity grants, we would revise the disclosure on page 78 by replacing the first paragraph of the subsection entitled “Long-Term Incentive Awards during Fiscal 2014” with the following:

“For 2014 and beyond, equity incentive targets were established for each of our named executive officers who remained employed by us pursuant to the 2014 Employment Agreements. The annual long-term incentive target amounts set forth in the 2014 Employment Agreements were determined based upon the peer group analysis and survey data analyzed by PM&P as described above and were targeted at the midpoint between the 50th and 75th percentiles of the market data. For additional information regarding the analysis performed by PM&P during 2014, see “Compensation Discussion & Analysis —Market Analysis.”

Securities and Exchange Commission

May 1, 2014

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page 113

Basis of Presentation, page 113

12.	We note that you accounted for the acquisition of Legacy Crestwood GP as a reverse acquisition whereby the legal acquiree, Legacy Crestwood GP, was determined to be the accounting acquirer and Legacy Inergy was deemed the accounting acquiree. Please provide us with your analysis of how you determined the accounting acquirer in this transaction. In doing so, please address each of the relevant factors in ASC 805-10-55-10 through -15, particularly the composition of senior management and the board of directors and a discussion of the relative size of the merged entities.

RESPONSE: We determined that Legacy Crestwood GP should be considered the accounting acquirer based on the factors described in ASC 805-10-55-10 through -15, with a particular emphasis on ASC 805-10-55-12, which states:

“In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree…Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”

We noted in this business combination that Crestwood Holdings LLC, which was the former holder of the general partner interest of Legacy Crestwood GP, became the sole owner of the non-economic general partner interest of CEQP (held by Crestwood Equity GP LLC) as a part of this business combination, and accordingly holds all of the voting rights of (and therefore controls) the combined entity after the business combination. We further noted that Crestwood Holdings LLC has the ability to appoint a majority of the Board of Directors of Crestwood Equity GP LLC. In addition, a majority of the senior management of CEQP (including the President and Chief Executive Officer) were members of the former management team of Legacy Crestwood GP, and the headquarters of the combined entity are located in the same location as Legacy Crestwood GP’s previous headquarters.

Securities and Exchange Commission

May 1, 2014

We further noted that although Legacy Inergy was relatively larger than Legacy Crestwood GP (considering the guidance in ASC 805-10-55-13), we believe that the considerations articulated in the previous paragraph, in light of the criteria laid out in ASC 805-10-55-12 above, provide stronger evidence that the business combination should be considered a reverse acquisition in which Legacy Crestwood GP should be considered the accounting acquirer.

Note 8 – Earnings Per Limited Partner Unit, page 130

13.	We have reviewed your earning per limited disclosures and have the following comments:

•	Please ensure that you provide all earning per unit disclosures required by ASC 260-10-50-1, including a reconciliation of the numerators and denominators that include the individual income and share amount effects of all securities that affect earnings per unit. Show us what these disclosures would have looked like for the periods presented.

•	We note your disclosure on page 8 that Crestwood Holdings LLC indirectly owns your general partner interest and also owns 100% of your incentive distribution rights (“IDR’s”). Please tell us why your earnings per unit disclosures do not appear to allocate any income related to IDR’s or the general partner interest. See ASC 260-10-50-72 and -73 and 260-10-55-102 through -110.

•	We note that your pre-merger weighted-average number of units outstanding is calculated based on the presumption that the common and subordinated units issued to acquire Legacy Crestwood GP, the accounting predecessor, were outstanding for the entire pre-merger period. Please clarify how your pre-merger weighted-average unit calculation complies with ASC 805-40-55-4 and -5.

RESPONSE: We acknowledge the Staff’s comment on Earnings Per Limited Partner Unit, and respectfully note that:

•	ASC 260-10-50-1 requires that an entity disclose “a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. The reconciliation shall include the individual income and share amount effects of all securities that affect earnings per share.” We have included the numerators (i.e. net income attributable to Crestwood Equity Partners LP, which is all attributable to CEQP’s limited partners) and the denominators (i.e. the weighted average limited partners’ units outstanding on a basic and diluted basis) on page 107 of the CEQP Form 10-K, and we note that there were no other items that required a reconciliation at CEQP. We have also included the reconciliation of the numerators and the denominators of the basic and diluted per-unit computations for CMLP on page 105 of the CMLP Form 10-K.

Securities and Exchange Commission

May 1, 2014

•	Page 8 of the CEQP Form 10-K includes a typographical error. The first paragraph of that disclosure should read “Our non-economic general partner interest is held by Crestwood Equity GP LLC, which we refer to as our “general partner” and which is indirectly owned by Crestwood Holdings LLC (“Crestwood Holdings”). Crestwood Holdings, which is substantially owned and controlled by First Reserve Management, L.P. (“First Reserve”), also owns approximately 29% of our limited partner units as of December 31, 2013.” Because Crestwood Holdings owns a non-economic general partner interest in CEQP, and because CEQP does not have any IDRs (and therefore Crestwood Holdings does not hold any IDRs in CEQP), we did not allocate any income to CEQP’s general partner.

•	As noted on page 130 of the CEQP Form 10-K, our pre-merger weighted-average number of units outstanding is calculated based on the presumption that the common and subordinated units issued to acquire Legacy Crestwood GP were outstanding for the entire pre-merger period. We believe that this treatment is consistent with the example included in ASC 805-40-55-16, which indicates that the “number of shares deemed to be outstanding from the beginning of the period to the acquisition date” should be equal to the “number of common shares issued by [the] accounting acquiree in the reverse acquisition.” In addition, we believe this treatment is consistent with the guidance in Section B4.15 of Ernst & Young LLP’s Accounting Manual, which states that “the weighted average number of common shares for purposes of calculating EPS for the period that includes the reverse acquisition is the sum of from the beginning of that period to the acquisition date, the weighted-average of the number of common shares issued by the accounting acquiree to the owners of the accounting acquirer, plus from the acquisition date to the end of that period, the weighted-average of the actual number of common shares of the accounting acquiree outstanding.” We also believe this treatment is appropriate as the number of limited liability company interests that Legacy Crestwood GP had outstanding did not change from the first period presented in the consolidated financial statements through the acquisition date.

Note 9 – Debt, page 131

Crestwood Midstream 2019 Senior Notes, page 134

14.	Explain to us and disclose how the indenture of the 2019 Senior Notes restricts the ability of Crestwood Midstream to pay distributions on their common units.

RESPONSE: Pursuant to the Indenture dated as of April 1, 2011, by and among Crestwood Midstream Partners LP, Crestwood Midstream Finance Corporation, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”), we may not pay any dividend on our common units (a “Restricted Payment”),

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May 1, 2014

unless, among other things, at the time of and after giving effect to such Restricted Payment, no default under the Indenture has occurred and is continuing or would occur as a consequence of such Restricted Payment. As we disclose on page 109 of the CMLP Form 10-K, we are currently in compliance with all of our debt covenants. In future filings we will disclose the restrictions on our ability to pay distributions on our common units.

Note 11 – Partners’ Capital, page 137

15.	We note your disclosures on page 140 that Crestwood Niobrara issues preferred interests and that Crestwood Midstream, as the managing member of Crestwood Niobrara, has the ability to redeem the preferred interests in either cash or Crestwood Midstream common units. Please address the following items:

•	Tell us and disclose in greater detail the redemption terms of these preferred interests, including which parties control the ability to redeem. Also tell us if redemption could occur based on any event, even if remote, that is not solely within your control.

•	Tell us and disclose how you account for distributions to preferred interest holders, including how you treat them in your earnings per unit computations. Ensure that you disclose the effect that has been given to preferred dividends in arriving at income available to limit partner unitholders in computing basic EPS. See ASC 260-10-50-1(b).

RESPONSE: We acknowledge the Staff’s comment with respect to Crestwood Niobrara’s preferred interests, and respectfully note that:

•	As disclosed on page 140 of the CEQP Form 10-K and on page 113 of the CMLP Form 10-K, CMLP has the ability to redeem Crestwood Niobrara’s preferred interests in either cash or CMLP common units at any time. If CMLP elects to redeem the preferred interests in cash, it will be required to pay the holders of the preferred interests an amount equal to the face amount of the preferred interests and a stated return percentage or Money on Invested Capital (“MOIC”), considering distributions received to date. If CMLP elects to redeem the preferred interests in CMLP common units, the number of common units to be issued will be based on a weighted average trading price for the CMLP common units on that date, the face amount of the preferred interests and a stated return percentage or MOIC, considering distributions received to date. Our intention is that any such redemption will be in CMLP common units, and accordingly we believe classification of the preferred units in equity is appropriate. In future filings, we will clarify that CMLP has the ability to redeem the preferred interests in either cash or common units at an amount equal to the face amount of the preferred units plus an applicable return.

Securities and Exchange Commission

May 1, 2014

•	Redemption of the preferred interests for cash is solely within CMLP’s control, and there is no other event that could cause redemption of the preferred interests for cash other than those related to the termination of Crestwood Niobrara LLC and liquidation of its assets, which would cause all of Crestwood Niobrara’s unitholders to receive cash and terminate their respective ownership interests. As described in ASC 480-10-25-4, redemption that is only required upon the liquidation or termination of the reporting entity does not require a financial instrument to be classified as a liability in the financial statements. After July 19, 2020 or upon a change in control (as defined in the agreement), the holders of the preferred units also have the ability to require the redemption of the preferred interests for unregistered CMLP common units (subject to registration rights), up to a maximum of one unregistered CMLP common unit for each preferred interest unit outstanding. As described in ASC 815-40-25-10, a conversion right does not preclude equity treatment for a preferred interest as long as (i) the conversion right allows settlement in unregistered shares; (ii) the entity has sufficient authorized and unissued shares to settle that right; and (iii) the right is subject to an explicit share limit. The redemption right described above (i) allows settlement in unregistered shares; (ii) provides that CMLP has the ability to issue an unlimited number of unregistered common units under its master limited partnership agreement; and (iii) provides that the redemption right is subject to a limit of one unregistered common unit per one preferred unit outstanding. In addition, we noted that (a) Crestwood Niobrara is not required to make filings with the Commission, and no cash payments are required if CMLP fails to make timely filings with the Commission; (b) there are no cash-settled top-off or make-whole provisions related to the conversion right; (c) the preferred interest holders do not have rights that rank higher than other common unit holders; and (d) no collateral is required to be posted related to that right. Based on these factors, we concluded that neither the ability of the preferred interest holders to require the redemption of the preferred interests for unregistered CMLP common units nor any of the other provisions of the agreement preclude equity treatment for the preferred interest, as none of the provisions are outside of our control or prevent settlement on a physical or net unit basis.

•	As disclosed on page 140 of the CEQP Form 10-K and on page 113 of the CMLP Form 10-K, Crestwood Niobrara elected to pay distributions on the preferred units by issuing additional preferred units in lieu of paying a $2.2 million cash distribution of the income allocated to the preferred units. We accounted for these preferred unit distributions as non-cash distributions (and contributions) to non-controlling interests in our financial statements. In future filings, we will clarify the accounting treatment of these non-cash distributions. As disclosed on page 140 of the CEQP Form 10-K and on page 113 of the CMLP Form 10-K, net income attributable to Crestwood Niobrara’s preferred units was approximately $4.9 million during 2013, which we report as net income attributable to non-controlling interests in our income statement. Net income attributable to non-controlling interests is deducted from net income in determining the net income attributable to limited partner interests utilized to determine basic earnings per limited partner unit, pursuant to ASC 260-10-50.

Securities and Exchange Commission

May 1, 2014

Note 15 – Commitments and Contingencies, page 143

16.	Although your disclosures on page 144 indicate that you do not believe you have material potential liability in connection with litigation proceedings, you also disclose that they “could have a material adverse effect.” Consistent with ASC 450-20-50-4(b), please disclose the aggregate estimated loss or range of reasonably possible losses in excess of amounts accrued or state that such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise that in regard to the class action lawsuits challenging the Crestwood Merger described in Note 15 to the Consolidated Financial Statements (the “Crestwood Litigation”), we have a reached a tentative settlement agreement whereby we agreed not to oppose the plaintiffs’ application to the court for attorneys’ fees and expenses for $595,000, 90% of which we believe will be covered by insurance. This is consistent with our statement on page 115 of the CMLP Form 10-K that the settlement agreement will not have a material impact on our consolidated financial statements. With respect to the Anadarko litigation described in Note 15 to the Consolidated Financial Statements (the “Anadarko Litigation”), on September 9, 2013, we entered into a confidential settlement agreement to resolve any and all claims relating to the litigation. The settlement amounts for each of the Crestwood Litigation and the Anadarko Litigation, individually and in the aggregate, are not material to our consolidated financial position, results of operations or cash flows, and thus, were not included in disclosure for the CEQP Form 10-K. As these matters are settled or soon to be settled, there will be no related disclosure in our future filings.

With respect to the Tres Palacios litigation, we describe that our subsidiary, Tres Palacios Gas Storage Company LLC (“TPGS”), has requested FERC authorization to reduce Tres Palacios’ certificated working gas storage capacity under our operating lease. As disclosed on page 145 of the CEQP Form 10-K, TPGS leases the surface and subsurface rights necessary to operate the Tres Palacios storage facility under the operating lease. The lease payments generally vary based on the FERC-certificated working gas capacity of the caverns. The plaintiff in the litigation has asserted that TPGS breached its lease obligations by filing the application with the FERC. We have requested that the court dismiss the petition. If the court grants our request, then we expect that FERC will reduce the working gas storage requirements under the lease, which, in turn, would reduce the amount of our lease payments under the lease. At December 31, 2013, we disclosed our lease commitments based on the existing arrangements. We believe that any resolution of this litigation would be immaterial to our consolidated financial position, results of operations and cash flows.

We will continue to consider the guidance in ASC 450-20-50-4, based on the facts known at the time of our future filings, as it relates to legal contingencies, and will adjust our disclosure as it relates to estimated losses or ranges of reasonably possible losses in excess of amounts accrued as may be required under the guidance.

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Securities and Exchange Commission

May 1, 2014

In responding to the foregoing Staff comments, Crestwood acknowledges that:

•	Crestwood is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Crestwood may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

Crestwood Equity Partners LP

By: Crestwood Equity GP LLC, its general partner

By:	/s/ Michael J Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Crestwood Midstream Partners LP

By: Crestwood Midstream GP LLC, its general partner

By:	/s/ Michael J Campbell
Name:	Michael J. Campbell
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc: Gillian A. Hobson